QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 12

DEERE & COMPANY AND CONSOLIDATED SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended July 31		Year Ended October 31
	2001	2000	2000	1999	1998	1997	1996
	(In thousand of dollars)
Earnings:
Income of consolidated group before income taxes	$443,802	$682,374	$777,507	$365,135	$1,560,032	$1,507,070	$1,286,634
Dividends received from less-than-fifty percent owned affiliates	815	3,065	3,065	5,734	5,555	3,591	7,937
Fixed charges excluding capitalized interest	601,405	500,366	693,626	571,949	531,817	433,673	410,764

Total earnings	$1,046,022	$1,185,805	$1,474,198	$942,818	$2,097,404	$1,944,334	$1,705,335

Fixed charges:
Interest expense of consolidated group including capitalized interest	$588,942	$489,093	$677,424	$557,740	$521,418	$422,588	$402,168
Portion of rental charges deemed to be interest	12,842	11,510	17,122	15,347	12,451	11,497	8,596

Total fixed charges	$601,784	$500,603	$694,546	$573,087	$533,869	$434,085	$410,764

Ratio of earnings to fixed charges*	1.74	2.37	2.12	1.65	3.93	4.48	4.15

  The computation of the ratio of earnings to fixed charges is based on applicable amounts of the Company and its consolidated subsidiaries plus dividends received from less-than-fifty percent owned affiliates. "Earnings" consist of income before income taxes, the cumulative effect of changes in accounting and fixed charges excluding capitalized interest. "Fixed charges" consist of interest on indebtedness, amortization of debt discount and expense, an estimated amount of rental expense which is deemed to be representative of the interest factor, and capitalized interest.

*
The Company has not issued preferred stock. Therefore, the ratios of earnings to combined fixed charges and preferred stock dividends are the same as the ratios presented above.

24

QuickLinks

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES